
Bionomics
Limited


03050943

7 April 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


SEC MAIL
RECEIVED
PROCESSING
APR 14 2003
WASH. D.C.
207
SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

dlw 5/30

82-34682


Bionomics
Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
7 April 2003

FURTHER PUBLICATION OF KEY EPILEPSY GENE DISCOVERIES

Bionomics Limited (ASX:BNO, US OTC:BMICY) today announced that a review of its key gene discoveries arising from its ongoing research into the genetic causes of epilepsy have been published in the international neuroscience journal, *Current Opinion in Neurology*.

The publication, entitled "Channelopathies as a genetic cause of epilepsy", documents the studies and findings of the research conducted by scientists associated with Bionomics, including Bionomics' Head of Epilepsy Genetics Dr John Mulley, Vice President of CNS Research Dr Steve Petrou and Scientific Advisory Board Member Professor Sam Berkovic.

The publication describes the significant number of new gene associations with epilepsy syndromes that have been identified by the group, together with additional mutations and new data relating to previously known gene associations. These genes, predominantly ion channel genes, include Bionomics' epilepsy gene discoveries and underlie Bionomics' ionX™ discovery platform for CNS drug discovery.

Dr John Mulley, who leads a team of scientists from the Women's and Children's Hospital working at Bionomics, said, "This research has provided greater understanding of the role of ion channel mutations in both rare and common epilepsies. The genetics of epilepsy is progressing rapidly toward a more detailed molecular dissection and definition of syndromes."

Dr Steve Petrou, Bionomics' Vice President of CNS Research, said, "This publication reflects the continuing recognition of the value of Bionomics' ionX™ gene discoveries in the scientific and biotechnology communities. We are pleased with the quality of this research which provides a valuable foundation for Bionomics' ionX™-driven drug discovery and diagnostic product development programs."

In February 2003, Bionomics was awarded a R&D Start Grant relating to its drug discovery program, utilising Bionomics' ion channel gene discoveries and Bionomics' animal model for human inherited epilepsy. Bionomics is also utilising its ion channel gene discoveries to develop a molecular diagnostic test for epilepsy with San Diego-based Nanogen, Inc.

Bionomics continues to benefit from its access to world-class science relating to the genetic causes of epilepsy from its academic collaborations with the Women's and Children's Hospital, the Epilepsy Research Institute at the University of Melbourne, and the Howard Florey Institute.

82-34682

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The company has an American Depository Receipts (ADRs) program on the US OTC exchange via the Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX™ discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007. The epilepsy sector comprises approximately four million patients globally and 180,000 new cases are diagnosed in the US alone each year.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR FRANCIS PLACANICA
VICE PRESIDENT, BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6104

Or visit the Bionomics website on www.bionomics.com.au